UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2026 (October 27, 2026)

RANGE RESOURCES CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-12209	34-1312571
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Throckmorton Street, Suite 1200 Fort Worth, Texas		76102
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (817) 870-2601

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	RRC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02	Results of Operations and Financial Condition

On October 27, 2026 Range Resources Corporation (“Range”) issued a press release announcing its third quarter 2026 results. A copy of this press release is being furnished as an exhibit to this report on Form 8-K.

ITEM 9.01	Financial Statements and Exhibits

(d) Exhibits:

99.1	Press Release dated October 27, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K (the “Report”) contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this Report may include statements regarding the proposed transaction (the “proposed transaction”) between EQT Corporation (“EQT”) and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although Range believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this Report due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the proposed transaction (the “Merger Agreement”); the possibility that shareholders of EQT may not approve the issuance of EQT shares required in the proposed transaction; the possibility that the shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

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All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this Report.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this Report, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). Range and EQT also intend to file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at ir.rangeresources.com. Copies of the documents filed with the SEC by EQT will be available free of charge on EQT’s website at ir.eqt.com/investor-relations. The information included on, or accessible through, Range’s or EQT’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Range, EQT and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February  24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm ) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March  31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm ). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm ). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Report relates to the proposed transaction. This Report is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange or the solicitation of an offer to buy, sell or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION

By:	/s/ Mark S. Scucchi
Mark S. Scucchi
Executive Vice President and Chief Financial Officer

Date: October 28, 2026

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Exhibit 99.1

NEWS RELEASE

Range Announces Third Quarter 2026 Results

FORT WORTH, Texas, October 27, 2026…RANGE RESOURCES CORPORATION (NYSE: RRC) today announced its third quarter 2026 financial results.

Third Quarter 2026 Highlights –

•	Cash flow from operating activities of $308 million

•	Cash flow from operations, before working capital changes, of $347 million

•	Capital spending was $170 million, approximately 25% of the annual 2026 budget

•	Realized price, including hedges, was $3.43 per mcfe – a $0.48 premium versus NYMEX natural gas

•	Pre-hedge NGL realizations of $27.54 per barrel, a premium of $1.54 over the Mont Belvieu equivalent

•	Production averaged 2.50 Bcfe per day, approximately 68% natural gas

•	Record liquids production of 133,173 barrels per day

Dennis Degner, the Company’s CEO said, “Our third quarter results showed consistent progress on our multi-year development plan, as key infrastructure was commissioned in Range’s liquids-rich area. As a result of strong well performance and expanded infrastructure, Range’s liquids production increased to a Company record of over 130,000 barrels per day. Increased liquids production, paired with strategic access to international markets, drove strong cash margins and free cash flow during the quarter, further bolstering Range’s financial position.

“We have considerable momentum across our business and will be exiting 2026 in the strongest position in Range’s history. We believe our pending transaction with EQT Corporation is a natural next step in our journey that will allow us to scale our business, expand our reach to meet demand and accelerate our mission. With EQT, we will have improved market access, best-in-class inventory, enhanced cash flow generation, and fortified resiliency to drive profitable growth and shareholder value creation through commodity cycles. We look forward to completing the transaction and unlocking its compelling benefits for our team, customers, partners and shareholders.”

Financial Discussion

Except for generally accepted accounting principles (“GAAP”) reported amounts, specific expense categories exclude non-cash impairments, unrealized mark-to-market adjustment on derivatives, non-cash stock compensation and other items shown separately on the attached tables. “Unit costs” as used in this release are composed of direct operating, transportation, gathering, processing and compression, taxes other than income, general and administrative, interest and depletion, depreciation and amortization costs divided by production. See “Non-GAAP Financial Measures” for a definition of non-GAAP financial measures and the accompanying tables that reconcile each non-GAAP measure to its most directly comparable GAAP financial measure.

Third Quarter 2026 Results

GAAP revenues and other income for third quarter 2026 totaled $843 million, GAAP net cash provided from operating activities (including changes in working capital) was $308 million, and GAAP net income was $175 million ($0.75 per diluted share). Third quarter earnings results include a $58 million mark-to-market derivative gain due to decreases in commodity prices.

Cash flow from operations before changes in working capital, a non-GAAP measure, was $347 million. Adjusted net income comparable to analysts’ estimates, a non-GAAP measure, was $191 million ($0.81 per diluted share) in third quarter 2026.

The following table details Range’s third quarter 2026 unit costs per mcfe(a):

Expenses	3Q 2026 (per mcfe)	3Q 2025 (per mcfe)	Increase (Decrease)
Direct operating(a)	$0.13	$0.11	18%
Transportation, gathering, processing and compression(a)	1.52	1.47	3%
Taxes other than income	0.03	0.04	(25)%
General and administrative(a)	0.16	0.17	(6)%
Interest expense(a)	0.06	0.11	(45)%

Total cash unit costs(b)	1.91	1.91	0%
Depletion, depreciation and amortization (DD&A)	0.44	0.46	(4)%

Total unit costs plus DD&A(b)	$2.35	$2.37	(1)%

(a)	Excludes stock-based compensation, one-time settlements, and amortization of debt issuance costs.
(b)	Totals may not add due to rounding.

The following table details Range’s average production and realized pricing for third quarter 2026(a):

	3Q26 Production & Realized Pricing
	Natural Gas (mcf)	Oil (bbl)	NGLs (bbl)	Natural Gas Equivalent (mcfe)
Net production per day	1,700,068	6,499	126,674	2,499,104
Average NYMEX price	$2.95	$85.60	$26.00
Differential, including basis hedging	(0.55)	(10.03)	1.54

Realized prices before NYMEX hedges	2.40	75.57	27.54	3.23
Settled NYMEX hedges	0.34	(6.24)	(0.07)	0.21

Average realized prices after hedges	$2.74	$69.33	$27.47	$3.43

(a)	Totals may not add due to rounding.

Third quarter 2026 natural gas, NGLs and oil price realizations (including the impact of cash-settled hedges and derivative settlements) averaged $3.43 per mcfe.

•	The average natural gas price, including the impact of basis hedging, was $2.40 per mcf, or a ($0.55) per mcf differential to NYMEX.

•	Range’s pre-hedge NGL price during the quarter was $27.54 per barrel, approximately $1.54 above the Mont Belvieu weighted equivalent.

•	Crude oil and condensate price realizations, before realized hedges, averaged $75.57 per barrel, or $10.03 below WTI (West Texas Intermediate).

Financial Position and Repurchase Activity

As of September 30, 2026, Range had net debt outstanding of approximately $794 million, consisting of $500 million of senior notes and $294 million on the credit facility.

During the quarter, Range did not repurchase shares. As of September 30, 2026, the Company had $1.4 billion of availability under the share repurchase program previously authorized by the Board of Directors.

Capital Expenditures and Operational Activity

Third quarter 2026 drilling and completion expenditures were $160 million. In addition, during the quarter, approximately $5 million was invested in acreage, and $5 million was invested in infrastructure, pneumatic upgrades, and other investments. Third quarter capital spending represented approximately 25% of Range’s total capital budget in 2026.

During the quarter, Range drilled ~178,000 lateral feet across 10 wells, while turning to sales ~240,000 feet across 17 wells. The table below summarizes expected 2026 activity plans regarding the number of wells to sales in each area.

	2026 YTD Wells TIL	Remaining 2026	Planned Wells TIL in 2026
Liquids Rich	43	7	50
Dry Gas	12	6	18

Total Appalachia	55	13	68

Hedging Status

Range hedges portions of its expected future production volumes to increase the predictability of cash flow and maintain a strong, flexible financial position. Please see the detailed hedging schedule posted on the Range website under Investor Relations – Financial Information.

Range has also hedged basis across the Company’s numerous natural gas sales points to limit volatility between benchmark and regional prices. The combined fair value of natural gas basis hedges as of September 30, 2026, was a net loss of $8.4 million.

Conference Call Information

Due to the pending merger with EQT, Range will not host a conference call or webcast to discuss its third quarter 2026 results.

Non-GAAP Financial Measures

To supplement the presentation of its financial results prepared in accordance with generally accepted accounting principles (GAAP), the Company’s earnings press release contains certain financial measures that are not presented in accordance with GAAP. Management believes certain non-GAAP measures may provide financial statement users with meaningful supplemental information for comparisons within the industry. These non-GAAP financial measures may include, but are not limited to Net Income, excluding certain items, Cash flow from operations before changes in working capital, realized prices, Net debt and Cash margin.

Adjusted net income comparable to analysts’ estimates as set forth in this release represents income or loss from operations before income taxes adjusted for certain non-cash items (detailed in the accompanying table) less income taxes. We believe adjusted net income comparable to analysts’ estimates is calculated on the same basis as analysts’ estimates and that many investors use this published research in making investment decisions and evaluating operational trends of the Company and its performance relative to other oil and gas producing companies. Diluted earnings per share (adjusted) as set forth in this release represents adjusted net income comparable to analysts’ estimates on a diluted per share basis. A table is included which reconciles income or loss from operations to adjusted net income comparable to analysts’ estimates and diluted earnings per share (adjusted). On its website, the Company provides additional comparative information on prior periods.

Cash flow from operations before changes in working capital represents net cash provided by operations before changes in working capital and exploration expense adjusted for certain non-cash compensation items. Cash flow from operations before changes in working capital (sometimes referred to as “adjusted cash flow”) is widely accepted by the investment community as a financial indicator of an oil and gas company’s ability to generate cash to internally fund exploration and development activities and to service debt. Cash flow from operations before changes in working capital is also useful because it is widely used by professional research analysts in valuing, comparing, rating and providing investment recommendations of companies in the oil and gas exploration and production industry. In turn, many investors use this published research in making investment decisions. Cash flow from operations before changes in working capital is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operations, investing, or financing activities as an indicator of cash flows, or as a measure of liquidity. A table is included which reconciles net cash provided by operations to cash flow from operations before changes in working capital as used in this release. On its website, the Company provides additional comparative information on prior periods for cash flow, cash margins and non-GAAP earnings as used in this release.

The cash prices realized for oil and natural gas production, including the amounts realized on cash-settled derivatives and net of transportation, gathering, processing and compression expense, is a critical component in the Company’s performance tracked by investors and professional research analysts in valuing, comparing, rating and providing investment recommendations and forecasts of companies in the oil and gas exploration and production industry. In turn, many investors use this published research in making investment decisions. Due to the GAAP disclosures of various derivative transactions and third-party transportation, gathering, processing and compression expense, such information is now reported in various lines of the income statement. The Company believes that it is important to furnish a table reflecting the details of the various components of each income statement line to better inform the reader of the details of each amount and provide a summary of the realized cash-settled amounts and third-party transportation, gathering, processing and compression expense, which were historically reported as natural gas, NGLs and oil sales. This information is intended to bridge the gap between various readers’ understanding and fully disclose the information needed.

Net debt is calculated as total debt less cash and cash equivalents. The Company believes this measure is helpful to investors and industry analysts who utilize Net debt for comparative purposes across the industry.

The Company discloses in this release the detailed components of many of the single line items shown in the GAAP financial statements included in the Company’s Annual or Quarterly Reports on Form 10-K or 10-Q. The Company believes that it is important to furnish this detail of the various components comprising each line of the Statements of Operations to better inform the reader of the details of each amount, the changes between periods and the effect on its financial results.

We believe that the presentation of PV10 value of our proved reserves is a relevant and useful metric for our investors as supplemental disclosure to the standardized measure, or after-tax amount, because it presents the discounted future net cash flows attributable to our proved reserves before taking into account future corporate income taxes and our current tax structure. While the standardized measure is dependent on the unique tax situation of each company, PV10 is based on prices and discount factors that are consistent for all companies. Because of this, PV10 can be used within the industry and by credit and security analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis.

RANGE RESOURCES CORPORATION (NYSE: RRC) is a leading U.S. independent natural gas and NGL producer with operations focused in the Appalachian Basin. The Company is headquartered in Fort Worth, Texas. More information about Range can be found at www.rangeresources.com.

This release contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this release may include statements regarding the proposed transaction (the “proposed transaction”) between EQT Corporation (“EQT”) and Range Resources Corporation (“Range”), the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although Range believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this release due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the proposed transaction (the “Merger Agreement”); the possibility that shareholders of EQT may not approve the issuance of EQT shares required in the proposed transaction; the possibility that the shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this release.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this release, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

The SEC permits oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions as well as the option to disclose probable and possible reserves. Range has elected not to disclose its probable and possible reserves in its filings with the SEC. Range uses certain broader terms such as “resource potential,” “unrisked resource potential,” “unproved resource potential” or “upside” or other descriptions of volumes of resources potentially recoverable through additional drilling or recovery techniques that may include probable and possible reserves as defined by the SEC’s guidelines. Range has not attempted to distinguish probable and possible reserves from these broader classifications. The SEC’s rules prohibit us from including in filings with the SEC these broader classifications of reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of actually being realized. Unproved resource potential refers to Range’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers. Unproved resource potential does not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System and does not include proved reserves. Area wide unproven resource potential has not been fully risked by Range’s management. “EUR”, or estimated ultimate recovery, refers to our management’s estimates of hydrocarbon quantities that may be recovered from a well completed as a producer in the area. These quantities may not necessarily constitute or represent reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s oil and natural gas disclosure rules. Actual quantities that may be recovered from Range’s interests could differ substantially. Factors affecting ultimate recovery include the scope of Range’s drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals, field spacing rules, recoveries of gas in place, length of horizontal laterals, actual drilling results, including geological and mechanical factors affecting recovery rates and other factors. Estimates of resource potential may change significantly as development of our resource plays provides additional data.

In addition, our production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price or drilling cost changes. Investors are urged to consider closely the disclosure in our most recent Annual Report on Form 10-K, available from our website at www.rangeresources.com or by written request to 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102. You can also obtain this Form 10-K on the SEC’s website at www.sec.gov or by calling the SEC at 1-800-SEC-0330.

SOURCE: Range Resources Corporation

Range Investor Contacts:

Laith Sando

817-869-4267

Matt Schmid

817-869-1538

Range Media Contact:

Mark Windle

724-873-3223

RANGE RESOURCES CORPORATION

STATEMENTS OF OPERATIONS

Based on GAAP reported earnings with additional

details of items included in each line in Form 10-Q

(Unaudited, In thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	%	2026	2025	%
Revenues and other income:
Natural gas, NGLs and oil sales (a)	$737,919	$611,491		$2,450,258	$2,070,049
Derivative fair value income	58,118	92,946		98,229	88,736
Brokered natural gas and marketing	46,523	43,807		161,248	131,224
ARO settlement gain (b)	—	—		—	1
Interest income (b)	39	52		121	4,867
(Gain) loss on sale of assets (b)	3	(6)		32	158
Other (b)	224	238		679	322

Total revenues and other income	842,826	748,528	13%	2,710,567	2,295,357	18%

Costs and expenses:
Direct operating	30,395	23,305		85,796	70,757
Direct operating - stock-based compensation (c)	537	525		1,601	1,566
Transportation, gathering, processing and compression	349,934	301,110		990,075	911,933
Taxes other than income	7,354	8,265		20,103	23,087
Brokered natural gas, NGLs and marketing	47,530	48,256		163,389	139,800
Brokered natural gas, NGLs and marketing - stock-based compensation (c)	676	626		2,277	2,268
Exploration	5,557	7,820		17,365	21,426
Exploration - stock-based compensation (c)	396	285		1,116	998
Abandonment and impairment of unproved properties	5,774	4,899		14,232	16,254
General and administrative	37,588	35,253		108,620	99,563
General and administrative - stock-based compensation (c)	9,952	9,448		31,048	28,885
General and administrative - lawsuit settlements and other	151	11		1,081	101
Exit costs	6,334	8,085		22,853	25,484
Deferred compensation plan (d)	(52)	(765)		735	2,026
Interest expense	13,791	23,200		45,970	76,615
Interest expense - amortization of debt issuance costs (e)	833	1,068		2,490	3,610
Loss (gain) on early extinguishment of debt	—	—		12,344	(3)
Depletion, depreciation and amortization	102,049	93,793		283,657	275,866

Total costs and expenses	618,799	565,184	9%	1,804,752	1,700,236	6%
Income before income taxes	224,027	183,344	22%	905,815	595,121	52%
Income tax expense (benefit)
Current	2,775	(1,022)		11,205	5,623
Deferred	45,929	40,059		182,334	110,561

	48,704	39,037		193,539	116,184

Net income	$175,323	$144,307	21%	$712,276	$478,937	49%

Net income Per Common Share
Basic	$0.75	$0.61		$3.04	$2.00

Diluted	$0.75	$0.60		$3.02	$1.99

Weighted average common shares outstanding, as reported
Basic	233,487	237,378	-2%	234,419	238,523	-2%
Diluted	235,035	239,026	-2%	235,958	240,255	-2%

(a)	See separate natural gas, NGLs and oil sales information table.
(b)	Included in Other income in the 10-Q.
(c)	Costs associated with stock compensation and amortization, which have been reflected in the categories associated with the direct personnel costs, are combined with the cash costs in the 10-Q.
(d)	Reflects the change in market value of the vested Company stock held in the deferred compensation plan.
(e)	Included in interest expense in the 10-Q.

RANGE RESOURCES CORPORATION

BALANCE SHEET

(Unaudited, In thousands)

	September 30, 2026	December 31, 2025
Assets
Current assets	$345,035	$390,835
Derivative assets	131,367	69,397
Natural gas, NGLs and oil properties, net (successful efforts method)	6,941,366	6,708,366
Other property and equipment, net	17,609	4,935
Operating lease right-of-use assets	130,583	173,477
Other	78,466	74,938

	$7,644,426	$7,421,948

Liabilities and Stockholders’ Equity
Current liabilities	$625,590	$658,783
Asset retirement obligations	1,173	1,173
Derivative liabilities	2,547	1,196
Bank debt, net of unamortized debt issuance costs	284,484	106,700
Senior notes, net of unamortized debt issuance costs	496,434	1,091,634
Deferred tax liabilities	883,926	701,601
Derivative liabilities	2,602	2,363
Deferred compensation liabilities	70,773	68,635
Operating lease liabilities	77,345	115,515
Asset retirement obligations and other liabilities	161,376	153,081
Divestiture contract obligation	166,225	202,586

	2,772,475	3,103,267

Common stock and retained deficit	5,724,195	5,064,743
Accumulated other comprehensive income	389	424
Common stock held in treasury	(852,633)	(746,486)

Total stockholders’ equity	4,871,951	4,318,681

	$7,644,426	$7,421,948

RECONCILIATION OF TOTAL DEBT AS REPORTED

TO NET DEBT, a non-GAAP measure

(Unaudited, in thousands)

	September 30, 2026	December 31, 2025%
Total debt, net of deferred financing costs, as reported	$780,918	$1,198,334	-35%
Unamortized debt issuance costs, as reported	13,082	19,666
Less cash and cash equivalents, as reported	(12)	(204)

Net debt, a non-GAAP measure	$793,988	$1,217,796	-35%

RANGE RESOURCES CORPORATION

CASH FLOWS FROM OPERATING ACTIVITIES

(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income	$175,323	$144,307	$712,276	$478,937
Adjustments to reconcile net cash provided from continuing operations:
Deferred income tax expense	45,929	40,059	182,334	110,561
Depletion, depreciation and amortization	102,049	93,793	283,657	275,866
Abandonment and impairment of unproved properties	5,774	4,899	14,232	16,254
Derivative fair value income	(58,118)	(92,946)	(98,229)	(88,736)
Cash settlements on derivative financial instruments	51,855	62,033	37,849	98,072
Divestiture contract obligation, including accretion	6,334	8,085	22,853	25,484
Amortization of deferred financing costs and other	1,274	852	3,464	2,996
Deferred and stock-based compensation	11,612	10,248	37,435	36,378
(Gain) loss on sale of assets	(3)	6	(32)	(158)
Loss (gain) on early extinguishment of debt	—	—	12,344	(3)
Changes in working capital:
Accounts receivable	(12,265)	(5,001)	56,514	63,063
Other current assets	(10,709)	3,426	(10,794)	(5,084)
Accounts payable	(21,739)	(1,142)	(15,418)	8,016
Accrued liabilities and other	10,285	(21,074)	(76,733)	(107,828)

Net changes in working capital	(34,428)	(23,791)	(46,431)	(41,833)

Net cash provided from operating activities	$307,601	$247,545	$1,161,752	$913,818

RECONCILIATION OF NET CASH PROVIDED FROM OPERATING

ACTIVITIES, AS REPORTED, TO CASH FLOW FROM OPERATIONS BEFORE

CHANGES IN WORKING CAPITAL, a non-GAAP measure

(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net cash provided from operating activities, as reported	$307,601	$247,545	$1,161,752	$913,818
Net changes in working capital	34,428	23,791	46,431	41,833
Exploration expense	5,557	7,820	17,365	21,426
Lawsuit settlements	(257)	11	169	101
Sale of seismic data	—	—	(360)	—
Non-cash compensation adjustment and other	(136)	87	(720)	(22)

Cash flow from operations before changes in working capital - non-GAAP measure	$347,193	$279,254	$1,224,637	$977,156

ADJUSTED WEIGHTED AVERAGE SHARES OUTSTANDING

(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Basic:
Weighted average shares outstanding	233,686	237,643	234,657	239,063
Stock held by deferred compensation plan	(199)	(265)	(238)	(540)

Adjusted basic	233,487	237,378	234,419	238,523

Dilutive:
Weighted average shares outstanding	233,686	237,643	234,657	239,063
Dilutive stock options under treasury method	1,349	1,383	1,301	1,192

Adjusted dilutive	235,035	239,026	235,958	240,255

RANGE RESOURCES CORPORATION

RECONCILIATION OF NATURAL GAS, NGLs AND OIL SALES

AND DERIVATIVE FAIR VALUE INCOME (LOSS) TO

CALCULATED CASH REALIZED NATURAL GAS, NGLs AND

OIL PRICES WITH AND WITHOUT THIRD-PARTY

TRANSPORTATION, GATHERING, PROCESSING AND

COMPRESSION COSTS, a non-GAAP measure

(Unaudited, In thousands, except per unit data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	%	2026	2025	%
Natural gas, NGLs and Oil Sales components:
Natural gas sales	$371,772	$361,124		$1,415,649	$1,249,456
NGLs sales	320,962	224,376		893,016	738,064
Oil sales	45,185	25,991		141,593	82,529

Total Natural Gas, NGLs and Oil Sales, as reported	$737,919	$611,491	21%	$2,450,258	$2,070,049	18%

Derivative Fair Value Income, as reported	$58,118	$92,946		$98,229	$88,736
Cash settlements on derivative financial instruments - (gain) loss:
Natural gas	(56,384)	(56,420)		(63,504)	(90,263)
NGLs	797	(4,000)		7,986	(5,096)
Oil	3,732	(1,613)		17,669	(2,713)

Total change in fair value related to commodity derivatives prior to settlement, a non-GAAP measure	$6,263	$30,913		$60,380	$(9,336)

Transportation, gathering, processing and compression components:
Natural Gas	$170,125	$157,193		$491,422	$469,416
NGLs	179,054	142,815		496,252	439,862
Oil	755	1,102		2,401	2,655

Total transportation, gathering, processing and compression, as reported	$349,934	$301,110		$990,075	$911,933

Natural gas, NGL and Oil sales, including cash-settled derivatives: (c)
Natural gas sales	$428,156	$417,544		$1,479,153	$1,339,719
NGLs sales	320,165	228,376		885,030	743,160
Oil Sales	41,453	27,604		123,924	85,242

Total	$789,774	$673,524	17%	$2,488,107	$2,168,121	15%

Production of natural gas, NGLs and oil during the periods (a):
Natural Gas (mcf)	156,406,269	141,133,949	11%	433,149,336	413,394,538	5%
NGLs (bbls)	11,653,966	10,158,612	15%	32,139,618	30,107,652	7%
Oil (bbls)	597,916	479,142	25%	1,928,670	1,483,512	30%
Gas equivalent (mcfe) (b)	229,917,561	204,960,473	12%	637,559,064	602,941,522	6%
Production of natural gas, NGLs and oil - average per day (a):
Natural Gas (mcf)	1,700,068	1,534,065	11%	1,586,628	1,514,266	5%
NGLs (bbls)	126,674	110,420	15%	117,728	110,284	7%
Oil (bbls)	6,499	5,208	25%	7,065	5,434	30%
Gas equivalent (mcfe) (b)	2,499,104	2,227,831	12%	2,335,381	2,208,577	6%
Average prices, excluding derivative settlements and before third-party transportation costs:
Natural Gas (per mcf)	$2.38	$2.56	-7%	$3.27	$3.02	8%
NGLs (per bbl)	$27.54	$22.09	25%	$27.79	$24.51	13%
Oil (per bbl)	$75.57	$54.25	39%	$73.41	$55.63	32%
Gas equivalent (per mcfe) (b)	$3.21	$2.98	8%	$3.84	$3.43	12%
Average prices, including derivative settlements before third-party transportation costs: (c)
Natural Gas (per mcf)	$2.74	$2.96	-7%	$3.41	$3.24	5%
NGLs (per bbl)	$27.47	$22.48	22%	$27.54	$24.68	12%
Oil (per bbl)	$69.33	$57.61	20%	$64.25	$57.46	12%
Gas equivalent (per mcfe) (b)	$3.43	$3.29	4%	$3.90	$3.59	9%
Average prices, including derivative settlements and after third-party transportation costs: (d)
Natural Gas (per mcf)	$1.65	$1.84	-10%	$2.28	$2.11	8%
NGLs (per bbl)	$12.11	$8.42	44%	$12.10	$10.07	20%
Oil (per bbl)	$68.07	$55.31	23%	$63.01	$55.67	13%
Gas equivalent (per mcfe) (b)	$1.91	$1.82	5%	$2.35	$2.08	13%
Transportation, gathering and compression expense per mcfe	$1.52	$1.47	3%	$1.55	$1.51	3%

(a)	Represents volumes sold regardless of when produced.
(b)

Oil and NGLs are converted at the rate of one barrel equals six mcfe based upon the approximate relative energy content of oil to natural gas, which is not necessarily indicative of the relationship of oil and natural gas prices.

(c)	Excluding third-party transportation, gathering, processing and compression costs.
(d)	Net of transportation, gathering, processing and compression costs.

RANGE RESOURCES CORPORATION

RECONCILIATION OF INCOME BEFORE INCOME

TAXES AS REPORTED TO INCOME BEFORE INCOME TAXES

EXCLUDING CERTAIN ITEMS, a non-GAAP measure

(Unaudited, In thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	%	2026	2025	%
Income from operations before income taxes, as reported	$224,027	$183,344	22%	$905,815	$595,121	52%
Adjustment for certain special items:
(Gain) loss on the sale of assets	(3)	6		(32)	(158)
ARO settlement gain	—	—		—	(1)
Sale of seismic data	—	—		(360)	—
Change in fair value related to derivatives prior to settlement	(6,263)	(30,913)		(60,380)	9,336
Abandonment and impairment of unproved properties	5,774	4,899		14,232	16,254
Loss (gain) on early extinguishment of debt	—	—		12,344	(3)
Lawsuit settlements and other	151	11		1,081	101
Exit costs	6,334	8,085		22,853	25,484
Direct operating - stock-based compensation	537	525		1,601	1,566
Brokered natural gas, NGLs and marketing - stock-based compensation	676	626		2,277	2,268
Exploration expenses - stock-based compensation	396	285		1,116	998
General & administrative - stock-based compensation	9,952	9,448		31,048	28,885
Deferred compensation plan - non-cash adjustment	(52)	(765)		735	2,026

Income before income taxes, as adjusted	241,529	175,551	38%	932,330	681,877	37%
Income tax expense (benefit), as adjusted
Current	2,775	(1,022)		11,205	5,623
Deferred (a)	47,946	41,399		184,584	151,209

Net income, excluding certain items, a non-GAAP measure	$190,808	$135,174	41%	$736,541	$525,045	40%

Non-GAAP income per common share
Basic	$0.82	$0.57	44%	$3.14	$2.20	43%
Diluted	$0.81	$0.57	42%	$3.12	$2.19	42%
Non-GAAP diluted shares outstanding, if dilutive	235,035	239,026		235,958	240,255

(a)	Taxes are estimated to be approximately 21% for 2026 and 23% for 2025

RANGE RESOURCES CORPORATION

RECONCILIATION OF NET INCOME, EXCLUDING

CERTAIN ITEMS AND ADJUSTED EARNINGS PER

SHARE, non-GAAP measures

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income, as reported	$175,323	$144,307	$712,276	$478,937
Adjustments for certain special items:
(Gain) loss on the sale of assets	(3)	6	(32)	(158)
ARO settlement gain	—	—	—	(1)
Sale of seismic data	—	—	(360)	—
Loss (gain) on early extinguishment of debt	—	—	12,344	(3)
Change in fair value related to derivatives prior to settlement	(6,263)	(30,913)	(60,380)	9,336
Abandonment and impairment of unproved properties	5,774	4,899	14,232	16,254
Lawsuit settlements and other	151	11	1,081	101
Exit costs	6,334	8,085	22,853	25,484
Stock-based compensation	11,561	10,884	36,042	33,717
Deferred compensation plan	(52)	(765)	735	2,026
Tax impact	(2,017)	(1,340)	(2,250)	(40,648)

Net income, excluding certain items, a non-GAAP measure	$190,808	$135,174	$736,541	$525,045

Net income per diluted share, as reported	$0.75	$0.60	$3.02	$1.99
Adjustments for certain special items per diluted share:
(Gain) loss on the sale of assets	—	—	—	—
ARO settlement gain	—	—	—	—
Sale of seismic data	—	—	—	—
Loss (gain) on early extinguishment of debt	—	—	0.05	—
Change in fair value related to derivatives prior to settlement	(0.03)	(0.13)	(0.26)	0.04
Abandonment and impairment of unproved properties	0.02	0.02	0.06	0.07
Lawsuit settlements and other	—	—	—	—
Exit costs	0.03	0.03	0.10	0.11
Stock-based compensation	0.05	0.05	0.15	0.14
Deferred compensation plan	—	—	—	0.01
Adjustment for rounding differences	—	0.01	0.01	—
Tax impact	(0.01)	(0.01)	(0.01)	(0.17)
Dilutive share impact (rabbi trust and other)	—	—	—	—

Net income per diluted share, excluding certain items, a non-GAAP measure	$0.81	$0.57	$3.12	$2.19

Adjusted earnings per share, a non-GAAP measure:
Basic	$0.82	$0.57	$3.14	$2.20
Diluted	$0.81	$0.57	$3.12	$2.19

RANGE RESOURCES CORPORATION

RECONCILIATION OF CASH MARGIN PER MCFE, a non-

GAAP measure

(Unaudited, In thousands, except per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues
Natural gas, NGLs and oil sales, as reported	$737,919	$611,491	$2,450,258	$2,070,049
Derivative fair value income, as reported	58,118	92,946	98,229	88,736
Less non-cash fair value (gain) loss	(6,263)	(30,913)	(60,380)	9,336
Brokered natural gas and marketing, as reported	46,523	43,807	161,248	131,224
Other income, as reported	266	284	832	5,348
Less (gain) loss on sale of assets	(3)	6	(32)	(158)
Less ARO settlement	—	—	—	(1)

Cash revenues and other income	836,560	717,621	2,650,155	2,304,534
Expenses
Direct operating, as reported	30,932	23,830	87,397	72,323
Less direct operating stock-based compensation	(537)	(525)	(1,601)	(1,566)
Transportation, gathering and compression, as reported	349,934	301,110	990,075	911,933
Taxes other than income, as reported	7,354	8,265	20,103	23,087
Brokered natural gas, NGLs and marketing, as reported	48,206	48,882	165,666	142,068
Less brokered natural gas, NGLs and marketing stock-based compensation	(676)	(626)	(2,277)	(2,268)
General and administrative, as reported	47,691	44,712	140,749	128,549
Less G&A stock-based compensation	(9,952)	(9,448)	(31,048)	(28,885)
Less lawsuit settlements and other	(151)	(11)	(1,081)	(101)
Interest expense, as reported	14,624	24,268	48,460	80,225
Less amortization of debt issuance costs	(833)	(1,068)	(2,490)	(3,610)

Cash expenses	486,592	439,389	1,413,953	1,321,755
Cash margin, a non-GAAP measure	$349,968	$278,232	$1,236,202	$982,779

Mmcfe produced during period	229,918	204,961	637,559	602,942
Cash margin per mcfe	$1.52	$1.36	$1.94	$1.63

RECONCILIATION OF INCOME BEFORE INCOME TAXES

TO CASH MARGIN, a non-GAAP measure

(Unaudited, in thousands, except per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Income before income taxes, as reported	$224,027	$183,344	$905,815	$595,121
Adjustments to reconcile income before income taxes to cash margin:
ARO settlements	—	—	—	(1)
Derivative fair value income	(58,118)	(92,946)	(98,229)	(88,736)
Net cash receipts on derivative settlements	51,855	62,033	37,849	98,072
Exploration expense	5,557	7,820	17,365	21,426
Lawsuit settlements and other	151	11	1,081	101
Exit costs	6,334	8,085	22,853	25,484
Deferred compensation plan	(52)	(765)	735	2,026
Stock-based compensation (direct operating, brokered natural gas, NGLs and marketing, exploration and general and administrative)	11,561	10,884	36,042	33,717
Bad debt expense	—	—	—	—
Interest - amortization of debt issuance costs	833	1,068	2,490	3,610
Depletion, depreciation and amortization	102,049	93,793	283,657	275,866
(Gain) loss on sale of assets	(3)	6	(32)	(158)
Loss (gain) on early extinguishment of debt	—	—	12,344	(3)
Abandonment and impairment of unproved properties	5,774	4,899	14,232	16,254

Cash margin, a non-GAAP measure	$349,968	$278,232	$1,236,202	$982,779

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). Range and EQT also intend to file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at www. ir.rangeresources.com. Copies of the documents filed with the SEC by EQT will be available free of charge on EQT’s website at www.ir.eqt.com/investor-relations. The information included on, or accessible through, Range’s or EQT’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Range, EQT and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February  24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm ) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March  31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm ). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm ). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This release relates to the proposed transaction. This release is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange or the solicitation of an offer to buy, sell or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.